RELIANCE Communications
Anil Dhirubhai Ambani Group

Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

9th July, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 9th July, 2008 alongwith a Media Release dated 9th July, 2008, copies of the same are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.reliancecommunications.co.in

Media Release

Reliance Communications and MTN GROUP extend exclusive negotiations till 21st July 2008

Mumbai, India 9th July, 2008: Shareholders are referred to the announcement made on 26th May 2008 relating to commencement of exclusive negotiations, for a potential business combination between Reliance Communications Limited ("RCOM"), India's leading telecom company, and MTN Group, a leading emerging market telecom operator.

RCOM and MTN have agreed to continue their negotiations in relation to such potential business combination, and have extended the period of exclusivity until 21st July 2008.

A further announcement will be made when appropriate. It is to be noted that there is no certainty either on completion, or the timing of the said proposal. In the meantime, shareholders are advised to exercise caution in their dealings in the companies' securities dealings until a further announcement is made.

About Reliance Communications

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has net worth in excess of Rs. 55,000 crore (US$ 14 billion), cash flows of Rs. 11,000 crore (US$ 2.8 billion), net profit of Rs. 7,700 crore (US$ 1.9 billion) and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of over 50 million including over 1.5 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 2100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 450,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. For further information, please visit www.reliancecommunications.co.in

For further information please contact:

Gaurav Wahi
+ 91 93229 04680
gaurav.wahi@relianceada.com

Arvind Narang – IR
+ 91 93242 16644
arvind.narang@relianceada.com

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.reliancecommunications.co.in

July 09, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: MEDIA RELEASE

We enclose herewith the media release dated 9th July, 2008 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above.

END